SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase, Ltd. to report Fourth Quarter and Year End 2007
Results on March 12, 2008.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: March 6, 2008

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Editorial Contacts:	Talia Rimon
Optibase, Ltd.	+972 99709-125
TaliaR@optibase.com

Investor Contacts:	Lee Roth / Marybeth Csaby
KCSA	(212) 896-1209 / 1236
lroth@kcsa.com/ mcsaby@kcsa.com

OPTIBASE, LTD. TO REPORT FOURTH QUARTER AND YEAR END 2007
RESULTS ON MARCH 12, 2008

Webcast Scheduled for March 12, 2008

HERZLIYA, Israel, March 6, 2008 – Optibase, Ltd. (NASDAQ: OBAS, a leading provider of advanced video streaming platforms, today announced that it will report fourth quarter and year end 2007 earnings results on Wednesday, March 12, 2008 during pre-market hours.

The Company will hold a conference call at 9:00 a.m. EDT on Wednesday, March 12, 2008 for interested investors, analysts and portfolio managers. The conference call will be broadcast as live streaming audio. To listen live, please go to www.kcsa.com approximately twenty minutes before the conference call is scheduled to begin. You may need to download and install any necessary audio software. The webcast will be archived for 30 days.

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

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